Exhibit 99.1

MEDIA RELEASE

February 9, 2024

Algoma Addresses Casthouse Incident

Employees Discharged From Hospital and Timing of Blast Furnace Restart Remains On Track

SAULT STE. MARIE, Ontario, February 9, 2024 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today advised that at approximately 10:00 pm on Wednesday, February 7 there was an incident at the north casthouse of the blast furnace complex where the Company believes slag made contact with moisture in the hot iron trough. Twelve workers were impacted by the incident and five were treated at Sault Area Hospital. All five were treated and released.

Michael Garcia, the Company’s Chief Executive Officer, commented, “The hazards associated with working with molten metal are well known to us and we have comprehensive training and procedures to ensure the safety of our operations. Our investigation is ongoing to fully understand what happened. Our first and primary concern is the health and safety of our employees and we are thankful for the rapid and professional response of our first responders.”

This incident had no impact on the blast furnace recovery and the return to full production remains on track.

As previously disclosed, Algoma experienced issues at the blast furnace as an unexpected consequence of an incident on Saturday, January 20 when a structure supporting utilities piping collapsed. The Company continues to advance on-site repair work as well as a comprehensive investigation into the January 20 incident.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) with respect to the incident at the coke-making plant, including the impact of the incident on the environment and Algoma’s operations, including with respect to coke supply, resumption of Blast Furnace operations and customer shipments. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially and adversely from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Communications contact:

Laura Devoni

Director – Strategy, Corporate Affairs & Sustainability

Algoma Steel Inc.

Tel: 1.705.255.1202

Fax: 1.705.945.2203

E-mail: Laura.Devoni@algoma.com

Investor contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com